SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC   20549





                                   FORM 11-K


                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (fee required)

      For the fiscal year ended December 31, 1995

      Commission File Number 33-80650

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Taubman Company and Related Entities Employee Retirement Savings Plan.

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200.

                   THE TAUBMAN COMPANY AND RELATED ENTITIES
                       EMPLOYEE RETIREMENT SAVINGS PLAN




                         Financial Statements for the
                    Years Ended December 31, 1995 and 1994,
       Supplemental Schedules for the Year Ended December 31, 1995, and
                         Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1995 AND 1994:

   Statement of Net Assets Available for Benefits                  2
   Statement of Changes in Net Assets Available for
     Benefits                                                      3
   Notes to Financial Statements                                  4-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1995:

   Item 27a - Schedule of Assets Held for Investment
     Purposes                                                      9

   Item 27d - Schedule of Reportable Transactions                 10

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our  audits in accordance   with   generally   accepted  auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995, and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
- -------------------------

May 31, 1996

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
- ----------------------------------------------


                                                      December 31
                                             ------------------------------
                                                1995               1994
                                                ----               ----

ASSETS:
   Investments  (Note 3):
     Fixed income contracts                  $25,181,060        $24,299,403
     Equity funds                                860,589            692,543
     Registered Investment Companies          40,534,028         28,395,859
     Participant loans                         3,351,078          3,296,951
                                             -----------        -----------
            Total                            $69,926,755        $56,684,756

   Receivables from employer                     568,364            569,444
                                             -----------        -----------


NET ASSETS AVAILABLE
   FOR BENEFITS                              $70,495,119        $57,254,200
                                             ===========        ===========



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
- ---------------------------------------------------------





                                                 Years Ended December 31
                                                 -----------------------
                                                    1995         1994
                                                    ----         ----




NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT THE
  BEGINNING OF THE YEAR                           $57,254,200   $51,701,238
                                                  -----------   -----------


ADDITIONS  (Note 4):
  Basic employee contributions                    $ 3,127,358   $ 3,098,130
  Employer contributions                            2,523,451     2,513,814
  Investment income                                 3,965,632     2,806,717
  Net appreciation (depreciation) in
    fair value of investments                       7,283,554      (771,047)
  Loan interest income                                255,275       216,506
                                                   ----------   -----------
     Total additions                              $17,155,270   $ 7,864,120

DEDUCTIONS -
  Benefit payments and withdrawals                  3,914,351     2,311,158
                                                  -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT THE
  END OF THE YEAR                                 $70,495,119   $57,254,200
                                                  ===========   ===========



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1. THE PLAN

   The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan is an amendment and restatement (initially effective January 1, 1983) of The Taubman Company Profit-Sharing Trust (Trust) which was established on December 1, 1957. The Plan has been amended and restated several times, the latest of which was January 1, 1996, to comply with tax regulations and enhance benefits.

   Related Entities - These are affiliated companies which have approved the Plan and are accepted for participation by the Board of Directors of the Company's managing partner, Taub-Co.

   Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the one year
   probationary  period.   Effective  January 1, 1996, an individual  who  is
   employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan
   year.  As of  December   31,  1995 and 1994,  there  were 1,380 and 1,341
   participants, respectively, in the Plan.

   Basic Contributions - A participant who elects to contribute to the Plan may make basic contributions from 3% to potentially 14% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Voluntary participant contributions in excess of the basic contribution are not permitted. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans at the discretion of the Plan's administrative committee. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

   Employer Contributions - A monthly employer contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is the following percentage of compensation:

                      Basic                           Employer
                  Contribution                      Contribution
                   Percentage                        Percentage

                        0%                                2%
                        3                                 3
                        4                                 4
                        5                                 5
                        6                                 6
                    7 or more                             7

   The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Vesting - Other than company contributions, participant account balances are 100% vested. Company contributions are vested as follows:

                    Full Years
                        of                               Vesting
                      Service                          Percentage

                         1                                 10%
                         2                                 30
                         3                                 50
                         4                                 70
                     5 or more                            100

   Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65 or upon death or disability while employed.

   Forfeitures - Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions.

   Allocations - Participants' accounts are valued daily.

   Participant Loans - A participant may have a maximum of two loans, one obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances.

   Withdrawals - Once during any 12 month period, a participant may withdraw an amount from his rollover or prior Trust balance. Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

   Benefit Payments - Participant's accounts become payable as soon as the paperwork is submitted to the recordkeeper. Retirement benefits are payable in a lump-sum, fixed periodic payments, or an annuity, as selected by the participant. Other benefit payments are made in lump-sum distributions. All vested benefits transfer to beneficiaries upon death of the participant.

   For a complete description of vesting and benefit provisions, reference should be made to the Plan document, which is available to all participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

   Investments - The investments of the Plan are stated at fair value, the majority of which are calculated by reference to published market quotations. The Plan's investments in fixed income contracts are stated at contract value which is cost plus accrued interest and approximates fair value.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

   Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

   Payment of Benefits - Benefits are recorded when paid.

   Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

   Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.

3. INVESTMENTS

   Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. Investments are summarized by category below, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.


                                                      December 31
                                                ---------------------------

                                                  1995             1994
                                                  ----             ----
      Investment Contract Funds:
        Vanguard Investment Contract Trust      $18,463,921     $11,679,764
        Other                                     6,717,139      12,619,639
                                                -----------     -----------
          Total Fixed Income Contracts          $25,181,060     $24,299,403

          Company Stock Fund                    $   860,589     $   692,543

      Registered Investment Companies:
        Money Market Fund                       $ 2,192,964     $ 2,007,851
        Bond Fund                                 1,112,929         792,626
        Balanced Fund -
          Vanguard Wellington Fund                8,592,842       5,390,436
        Domestic Equity Funds:
          Vanguard Explorer Fund                  4,828,129       3,914,542
          Vanguard 500 Portfolio Index Trust     23,281,638      16,290,404
          Other                                     268,786
        International Equity Fund                   256,740
          Total Registered Investment           -----------     -----------
            Companies                           $40,534,028     $28,395,859

      Participant Loans                           3,351,078       3,296,951
                                                -----------     -----------

                                                $69,926,755     $56,684,756
                                                ===========     ===========

The Plan enters into transactions with parties in interest such as trustees or fund managers. As of and for the years ended December 31, 1995 and 1994, the Plan had the following investments held by Vanguard, a fund manager and trustee:
Prime Portfolio Money Market Reserves, 500 Portfolio Index Trust-Stock Fund, Investment Contract Trust, Explorer - Stock Fund, U.S. Growth Portfolio - Stock Fund, Small Cap Stock Portfolio - Stock Fund, International Growth Portfolio - Stock Fund, Wellington-Balanced Fund and the Long-Term Corporate Bond Fund. The Plan also holds shares in Taubman Centers, Inc., a company stock fund.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4. FUND INFORMATION

   Contributions, distributions to participants and investment income by fund were as follows for the years ended December 31, 1995 and 1994. Investment options which comprise less than 5% of the Plan's total net assets available for benefits have been combined with funds having similar investment objectives.

                                                 Years Ended December 31
                                                 -----------------------
                                                    1995          1994
                                                    ----          ----
   Basic Contributions:
     Fixed Income Contracts                       $1,240,058    $1,412,856
     Money Market Funds                              169,026       167,575
     Bond Fund                                       112,863        64,633
     Balanced Fund -
      Vanguard Wellington Fund                       308,738       213,599
     Domestic Equity Funds:
      Vanguard Explorer Fund                         283,331       259,988
      Vanguard 500 Portfolio Index Trust             962,428       963,577
      Other                                            7,935
     International Equity Fund                         4,241
     Company Stock Fund                               38,738        15,902
                                                  ----------    ----------
   Total                                          $3,127,358    $3,098,130
                                                  ==========    ==========

   Employer Contributions:
     Fixed Income Contracts                       $1,068,017    $1,182,405
     Money Market Funds                               11,805        18,504
     Bond Fund                                        77,635        56,423
     Balanced Fund -
      Vanguard Wellington Fund                       257,926       195,437
     Domestic Equity Funds:
      Vanguard Explorer Fund                         248,113       210,806
      Vanguard 500 Portfolio Index Trust             812,575       834,120
      Other                                            8,310
     International Equity Fund                         4,535
     Company Stock Fund                               34,535        16,119
                                                  ----------    ----------
   Total                                          $2,523,451    $2,513,814
                                                  ==========    ==========

   Investment Income:
     Fixed Income Contracts                       $1,809,476    $1,831,789
     Money Market Funds                              100,936        68,454
     Bond Fund                                        74,565        32,829
     Balanced Fund -
      Vanguard Wellington Fund                       467,818       214,522
     Domestic Equity Funds:
      Vanguard Explorer Fund                         520,707       200,174
      Vanguard 500 Portfolio Index Trust             909,367       430,768
      Other                                            9,227
     International Equity Fund                         5,666
     Company Stock Fund                               67,870        28,181
     Participant Loans                               255,275       216,506
                                                  ----------    ----------
   Total                                          $4,220,907    $3,023,223
                                                  ==========    ==========

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4. FUND INFORMATION  continued

                                                Years Ended December 31
                                                -----------------------
                                                    1995           1994
                                                    ----           ----

   Net appreciation (depreciation) in fair
     value of Investments:
     Bond Fund                                   $  140,206      $  (54,219)
     Balanced Fund -
      Vanguard Wellington Fund                    1,428,281        (156,139)
     Domestic Equity Funds:
      Vanguard Explorer Fund                        534,919        (204,470)
      Vanguard 500 Portfolio Index Trust          5,161,164        (283,420)
      Other                                          (3,875)
     International Equity Fund                        3,004
     Company Stock Fund                              19,855         (72,799)
                                                 ----------      ----------
   Total                                         $7,283,554      $ (771,047)
                                                 ==========      ==========

   Distributions to Participants:
     Fixed Income Contracts                      $2,384,825      $1,585,835
     Money Market Funds                             116,351         335,536
     Bond Fund                                       18,393             678
     Balanced Fund -
      Vanguard Wellington Fund                      133,978           5,703
     Domestic Equity Funds:
      Vanguard Explorer Fund                        115,742           1,808
      Vanguard 500 Portfolio Index trust            741,711         242,904
      Other                                             227
     Company Stock                                   73,717              59
     Participant Loans                              329,407         138,635
                                                 ----------      ----------
   Total                                         $3,914,351      $2,311,158
                                                 ==========      ==========


5. TERMINATION OF THE PLAN

   In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6. INTERNAL REVENUE SERVICE STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code. In management's opinion, the Plan continues to be administered in accordance with the requirements of such sections for Plan operation.

7. RECLASSIFICATIONS

   Certain reclassifications have been made in the 1994 financial statements to conform to the classifications used in 1995.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES             Employer Number 38-3081510
AS OF DECEMBER 31, 1995                                                    Plan Number        333

NAME OF ISSUER              DESCRIPTION OF INVESTMENTS                 COST         CURRENT VALUE

* Vanguard                  500 Portfolio Index Trust
                              Stock Fund                            $18,357,935     $23,281,638
* Vanguard                  Investment Contract Trust                18,463,921      18,463,921
* Vanguard                  Wellington, a Stock and Bond
                              Balanced Fund                           7,296,780       8,592,842
* Vanguard                  Explorer, a Stock Fund                    4,456,865       4,828,129
  Ohio National Life        6.65% investment contract,
                              maturing September 15, 1997             2,430,405       2,430,405
* Vanguard                  Prime Portfolio, a Money
                              Market fund                             2,192,964       2,192,964
  Bankers Trust             Variable rate investment contract,
                              (currently  6.50%),  secured by
                              6.50% Federal Home Loan
                              Mortgage CMO maturing
                              July 15, 2016                           2,000,000       2,000,000
  Manufacturers Life        8.74% investment contract,
                              maturing June 14, 1996                  1,523,855       1,523,855
* Vanguard                  Long-Term Corporate Portfolio,
                              a Bond Fund                             1,013,473       1,112,929
* Taubman Centers, Inc.     Company Stock Fund                          900,323         860,589

  Bankers Trust             Variable rate investment contract,
                              (currently 6.50%), secured by
                              7.0% Federal National Mortgage
                              Association CMO maturing
                              February 25, 2015                         762,879         762,879
* Vanguard                  International Growth Stock Fund             253,736         256,740
* Vanguard                  U.S. Growth Stock Fund                      249,364         245,089
* Vanguard                  Small Cap Stock Fund                         23,298          23,697
* Loans to 497
    participants            Participant borrowings against their
                              individual account balances,
                              interest rates from 6.75% to
                              12.0% and maturing through
                              October 2005                            3,351,078       3,351,078
                                                                    -----------     -----------
  Total                                                             $63,276,876     $69,926,755
                                                                    ===========     ===========





  Note - Cost includes accrued interest
* Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




EM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS                  Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 1995                                    Plan Number        333

Security  transactions  which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:

 Name of    Description                   No. of       Purchase     Selling     Cost of     Net Gain
 Issuer      of Asset                  Transactions      Price       Price      Asset *      (Loss)

Vanguard   Investment Contract Trust       170        $6,136,095
Vanguard   Investment Contract Trust       203                     $5,672,617  $5,672,617    $  -0-
Vanguard   500 Portfolio Index Trust       137         4,670,127
Vanguard   500 Portfolio Index Trust       156                      3,225,432   2,841,177     384,255
Vanguard   Wellington Fund                  90         2,485,516
Vanguard   Wellington Fund                  92                        779,180     711,391      67,789
Vanguard   Explorer Fund                    80         1,614,610
Vanguard   Explorer Fund                    86                      1,375,757   1,235,942     139,815



* Cost includes accrued interest.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 12th day of June, 1996.




                                        THE TAUBMAN COMPANY AND RELATED
                                        ENTITIES EMPLOYEE RETIREMENT
                                        SAVINGS PLAN



                                         By: Vanguard Fiduciary Trust Company,
                                             as Trustee



                                         By:  /s/ R.  Gregory Barton
                                            -----------------------------------




                                         Its: Vice President
                                             ----------------------------------

                                 EXHIBIT INDEX



      Exhibit
      Number                        Description

       23         --       Consent of Deloitte & Touche